Exhibit 9.01(a)(1)

SAY Media, Inc.

Consolidated Financial Statements

Years Ended December 31, 2017 and 2016

SAY Media, Inc.

2

Independent Auditor’s Report

Board of Directors

SAY Media, Inc.

San Francisco, California

We have audited the accompanying consolidated financial statements of SAY Media, Inc., which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SAY Media, Inc. as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ BDO USA, LLP

Seattle, Washington

August 17, 2018

3

Consolidated Financial Statements

4

SAY Media, Inc.

Consolidated Balance Sheets

December 31,	2017	2016

Assets

Current Assets
Cash	$334,271	$969,443
Restricted cash	120,588	120,448
Accounts receivable, net	2,632,999	3,550,088
Prepaid expenses and other current assets	517,992	576,933

Total Current Assets	3,605,850	5,216,912

Non-Current Assets
Property, plant and equipment, net	44,952	174,308
Goodwill	14,517,219	14,517,219
Other assets	84,284	71,528
Internal-use software, net	1,485,909	793,447

Total Assets	$19,738,214	$20,773,414

See accompanying notes to consolidated financial statements.

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SAY Media, Inc.

Consolidated Balance Sheets

December 31,	2017	2016

Liabilities and Stockholders’ Equity (Deficit)

Current Liabilities
Accounts payable	$3,831,000	$5,623,514
Accrued expenses and other liabilities	1,694,703	1,152,985
Accrued compensation	1,217,234	1,343,887
Income tax payable	355,063	-
Deferred revenue	247,680	-
Current portion of loans payable to related parties	250,000	250,000
Current portion of long-term debt	1,700,846	26,825,500

Total Current Liabilities	9,296,526	35,195,886

Deferred rent	-	554,901
Lease deposit from subtenant	806,420	806,420
Loans payable to related party, net of current portion	6,210,000	1,250,000
Long-term debt, net of current portion	-	400,000

Total Liabilities	16,312,946	38,207,207

Commitments and Contingencies (Note 4)

Stockholders’ Equity (Deficit)
Convertible Series Alpha Preferred Stock, $0.0001 par value; 70,000,000 shares authorized, 56,760,766 issued and outstanding; aggregate liquidation preference of $13,062,832	5,676	5,676
Common stock, $0.0001 par value; 160,000,000 shares authorized, 148,424,244 and 148,394,244 shares issued and outstanding at December 31, 2017 and 2016	14,842	14,839
Additional paid in capital	135,611,274	135,535,970
Accumulated other comprehensive income	75,274	121,002
Accumulated deficit	(132,281,798)	(153,111,280)

Total Stockholders’ Equity (Deficit)	3,425,268	(17,433,793)

Total Liabilities and Stockholders’ Equity (Deficit)	$19,738,214	$20,773,414

See accompanying notes to consolidated financial statements.

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SAY Media, Inc.

Consolidated Statements of Operations and Comprehensive Loss

Year Ended December 31,	2017	2016

Revenue	$12,608,398	$17,664,798

Cost of Revenue	6,160,059	7,345,022

Gross profit	6,448,339	10,319,776

Operating Expenses
Research and development	2,755,819	1,040,875
Selling, general and administrative	7,712,681	17,683,886

Total Operating Expenses	10,468,500	18,724,761

Operating Loss	(4,020,161)	(8,404,985)

Gain on forgiveness of debt	26,076,301	-
Gain on settlements of accounts payable	494,843	3,664,752
Interest expense, net	(1,212,331)	(2,142,319)
Other expense, net	(154,107)	(133,587)

Income (Loss) Before Income Taxes	21,184,545	(7,016,139)

Provision for income taxes	355,063	-

Net Income (Loss)	20,829,482	(7,016,139)

Foreign currency translation adjustments	(45,728)	61,824

Comprehensive Income (Loss)	$20,783,754	$(6,954,315)

See accompanying notes to consolidated financial statements.

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SAY Media, Inc.

Consolidated Statements of Changes in Stockholders’ Equity (Deficit)

						Accumulated
	Series Alpha				Additional	Other		Total
	Preferred Stock		Common Stock		Paid	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	in Capital	Income	Deficit	Equity (Deficit)

Balance, January 1, 2016	56,760,766	$5,676	169,171,491	$16,917	$135,609,563	$59,178	$(146,095,141)	$(10,403,807)

Restricted stock forfeiture	-	-	(20,818,914)	(2,082)	(312,100)	-	-	(314,182)
Exercise of stock options	-	-	41,667	4	829	-	-	833
Stock-based compensation	-	-	-	-	237,678	-	-	237,678
Foreign currency translation adjustment	-	-	-	-	-	61,824	-	61,824
Net loss	-	-	-	-	-	-	(7,016,139)	(7,016,139)

Balance, December 31, 2016	56,760,766	$5,676	148,394,244	$14,839	$135,535,970	$121,002	$(153,111,280)	$(17,433,793)

Exercise of stock options	-	-	30,000	3	597	-	-	600
Stock-based compensation	-	-	-	-	74,707	-	-	74,707
Foreign currency translation adjustment	-	-	-	-	-	(45,728)	-	(45,728)
Net income	-	-	-	-	-	-	20,829,482	20,829,482

Balance, December 31, 2017	56,760,766	$5,676	148,424,244	$14,842	$135,611,274	$75,274	$(132,281,798)	$3,425,268

See accompanying notes to consolidated financial statements.

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SAY Media, Inc.

Consolidated Statements of Cash Flows

Year Ended December 31,	2017	2016

Operating Activities
Net income (loss)	$20,829,482	$(7,016,139)
Adjustments to reconcile net income (loss) to cash used in
operating activities:
Depreciation	134,352	217,411
Amortization	1,139,796	1,085,717
Amortization of debt issue costs and debt discount	205,883	232,476
Stock-based compensation, net of restricted stock forfeiture	74,707	(76,504)
Interest accrued as debt	960,828	1,565,860
Gain on forgiveness of debt	(26,076,301)	-
Gain on settlements of accounts payable	(494,843)	(4,159,596)
Changes in operating assets and liabilities:
Accounts receivable	917,089	4,099,729
Prepaid expenses and other assets	46,185	86,120
Accounts payable	(1,297,671)	(336,991)
Accrued expenses and other liabilities	541,718	(1,527,932)
Accrued compensation	(126,653)	(552,842)
Income tax payable	355,063	-
Deferred revenue	247,680	(20,132)
Deferred rent	(554,901)	(72,371)

Net Cash Used in Operating Activities	(3,097,586)	(6,475,194)

Investing Activities
Purchases of property and equipment and internal-use software	(1,837,254)	(1,041,109)

Net Cash Used in Investing Activities	(1,837,254)	(1,041,109)

Financing Activities
Proceeds from lines of credit	4,628,500	2,617,541
Payments on lines of credit	(3,526,897)	-
Proceeds from term debt	-	3,176,164
Payments on term debt	(1,350,000)	(496,680)
Proceeds from related party debt	5,120,000	1,250,000
Payments on related party debt	(160,000)	-
Payments on note payable to vendor	(366,667)	-
Proceeds from exercises of common stock options	600	833

Net Cash Provided by Financing Activities	4,345,536	6,547,858

Effect of exchange rate changes on cash and restricted cash	(45,728)	61,824

Net Change in Cash and Restricted Cash	(635,032)	(906,621)

Cash and Restricted Cash, beginning of year	1,089,891	1,996,512

Cash and Restricted Cash, end of year	$454,859	$1,089,891

Supplemental Disclosure of Noncash Financing Activity
Note payable issued to vendor in lieu of cash	$-	$851,946

See accompanying notes to consolidated financial statements.

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SAY Media, Inc.

Notes to Consolidated Financial Statements

1. Natural of Operations and Description of Business

SAY Media, Inc. (the “Company”) is a digital media company. The Company enables brand advertisers to engage today’s social media consumer through rich advertising experiences across its network of web properties. The Company was incorporated in the state of Delaware on March 17, 2005, and its corporate headquarters is located in San Francisco, California. The Company has subsidiaries located in the United Kingdom, Canada.

Liquidity and Capital Resources

The Company’s consolidated financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company’s activities are subject to significant risks and uncertainties, including the need for additional capital, as described below.

The Company has incurred significant operating losses since inception. The Company expects to continue to incur operating losses into the foreseeable future and will likely require additional capital resources in order to sustain its operations under its current operating plan. Management plans to finance the Company’s operations with revenues, sales of non-strategic assets and debt and equity arrangements. The accompanying consolidated financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

The Company believes that it does not have funds to support its operations for at least one year beyond the date these consolidated financial statements were issued and that it will require additional financing to continue as a going concern. However, no assurances can be provided that the additional funding or alternative financing will be available at the terms acceptable to the Company, if at all. Failure to obtain additional financing in such circumstances may require the Company to significantly curtail its operations and/or dispose of certain operations or assets. As such, management have concluded that there is substantial doubt as to the Company’s ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Certain Significant Risks and Uncertainties

The Company participates in a dynamic media and technology industry. Changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations, or cash flows: advances and trends in new technologies; competitive pressures; changes in the overall demand for its services, acceptance of the Company’s services; litigation or claims against the Company based on intellectual property, patent, regulatory, or other factors; and the Company’s ability to attract and retain employees.

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SAY Media, Inc.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Basis of Accounting and Presentation

The consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used in accounting for, among other things, the allowance for doubtful accounts, depreciation and amortization, the valuation allowance for deferred tax assets, and stock-based compensation.

The Company bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances at the time. Accordingly, actual results could differ from those estimates under different assumptions or conditions.

Concentrations of Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company’s cash balances are with federally insured banks and periodically exceed the current insured limits. The Company has not experienced any losses on its cash and cash equivalents.

The Company provides credit, in the normal course of business, to a number of companies and performs credit evaluations of its customers. Accounts receivable from eight customers comprised 50% of total accounts receivable as of December 31, 2017, and revenue from seven customers represented 51% of total revenue for the year ended December 31, 2017. Accounts receivable from six customers comprised 53% of total accounts receivable as of December 31, 2016 and revenue from eight customers represented 53% of total revenue for the year ended December 31, 2016.

Accounts Receivable

The Company records accounts receivable at the invoiced amount and does not charge interest. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivables. The Company reviews accounts receivable for amounts that are past due, to identify specific customers with known disputes or collectability issues. In determining the amount of the allowance, the Company makes judgments about the creditworthiness of significant customers based on ongoing credit evaluations and historical credits issued. The allowance for doubtful accounts was $60,000 and $93,000 at December 31, 2017 and 2016, respectively.

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SAY Media, Inc.

Notes to Consolidated Financial Statements

Property and equipment

Property and equipment are stated at cost and are depreciated on a straight-line basis over their estimated useful lives as follows as of December 31, 2017 and 2016:

Asset type	Useful life

Computer equipment and purchased software	3 years
Leasehold improvements	Lesser of useful life or lease terms
Furniture and fixtures	3 years

The Company periodically evaluates the carrying value of long-lived assets to be held and used when events or circumstances warrant such a review. The carrying value of a long-lived asset to be held and used is considered impaired when the anticipated separately identifiable undiscounted cash flows from such an asset are less than the carrying value of the asset. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily by reference to the anticipated cash flows discounted at a rate commensurate with the risk involved. No impairment charges have been recorded in the periods presented.

Internal-Use Software

The Company capitalizes costs when there are substantial enhancements to existing products, preliminary development efforts are successfully completed and it is probable that the project will be completed and the software will be used as intended. The Company develops new infrastructure, applications and software products in order to host partner web properties, the Company’s owned and operated web properties and support the Company’s digital media publishing.

The Company capitalizes the relevant costs to develop applications, infrastructure, ad experience and site software products to support its technology, publishing and advertising platforms (collectively referred as capitalized software costs). Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed. Costs incurred for enhancements that are expected to result in additional functionality are capitalized and expensed over the estimated useful life of the upgrades.

During the years ended December 31, 2017 and 2016, the Company capitalized $1,792,000 and $835,000, respectively, of internal-use software development costs, and recorded amortization expense associated with previously capitalized internal-use software costs in the amounts of $1,040,000 and $1,086,000, respectively.

The Company periodically evaluates the carrying value of capitalized software costs when events or circumstances warrant such a review. The carrying value of capitalized software costs is considered impaired when the anticipated separately identifiable undiscounted cash flows from such an asset are less than the carrying value of the asset. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the capitalized software costs. Fair value is determined primarily by the cost method. No impairment charges have been recorded in the period presented.

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SAY Media, Inc.

Notes to Consolidated Financial Statements

Capitalized software development costs are amortized on a straight-line basis over two years, which is the estimated useful life of the related asset.

Revenue Recognition

The Company generates revenue primarily from the delivery of digital advertisements for brand advertisers and agencies through its hosted sites. For all revenue transactions, the Company considers a signed agreement, a binding insertion order or other similar documentation to be persuasive evidence of an arrangement with a fixed fee. Revenue is recognized when the related services are delivered based on the specific terms of the contract, which are commonly based on the number of engagements delivered or by the actions of the viewers. The Company recognizes revenue based on delivery information from a combination of third-party reporting and the Company’s proprietary campaign tracking systems. Arrangements for these services generally have a term of up to three months and in some cases the term may be up to two years. At that time, the Company’s services have been provided, the fees charged are fixed or determinable, persuasive evidence of an arrangement exists, and collectability is reasonably assured. Amounts received in advance of providing services are recorded as deferred revenue in the accompanying consolidated balance sheets.

The determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether the Company is acting as the principal or an agent in the transaction. In determining whether the Company acts as the principal or an agent, the Company follows the accounting guidance for principal-agent considerations. While none of the factors identified in this guidance is individually considered presumptive or determinative, because the Company is the primary obligor to its customers and is responsible for (i) identifying and contracting with third-party advertisers, (ii) establishing the selling prices of the advertisements sold, (iii) performing all billing and collection activities including retaining credit risk and (iv) bearing sole responsibility for fulfillment of the advertising, the Company acts as the principal in these arrangements and therefore reports revenue earned and costs incurred on a gross basis.

Service Costs

The Company’s cost of revenue primarily consists of revenue-share payments made to digital media property owners, as well as all costs related to generating revenue, including bandwidth charges, video storage and delivery costs, co-location facility expenses, amortization of intangible assets, and allocated compensation and facility costs.

Advertising and Promotion Expense

The Company expenses advertising and promotional costs in the period in which they are incurred. For the years ended December 31, 2017 and 2016, advertising and promotional costs amounted to $34,105 and $43,542, respectively, and is included in selling, general, and administrative expenses in the accompanying statements of comprehensive loss.

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SAY Media, Inc.

Notes to Consolidated Financial Statements

Fair Value Measurements

Assets and liabilities recorded at fair value in the consolidated financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, which are directly related to the amount of subjectivity, associated with the inputs to the valuation of these assets or liabilities are as follows:

Level 1 – Inputs that are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 – Inputs (other than quoted prices included in Level 1) that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities and which reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Income Taxes

Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company evaluates the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization include the Company’s forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets.

The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not that the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to income tax matters in income tax expense.

The Company recognized no uncertain tax positions or any accrued interest and penalties associated with uncertain tax positions for any of the periods presented in the accompanying consolidated financial statements. The Company files tax returns in the U.S. Federal jurisdiction and eight states including California. Generally, the Company is subject to examination by income tax authorities for three years from the filing of a tax return.

Stock-Based Compensation

The Company maintains a stock-based compensation plan whereby stock options have been granted for services performed by employees. The Company recognizes compensation expense related to the fair value of stock-based awards issued to its employees in its consolidated financial statements. The Company uses the Black-Scholes model to estimate the fair value of all stock-based awards on the date of grant. The Company recognizes the compensation expense for options on a straight-line basis over the requisite service period of the award.

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SAY Media, Inc.

Notes to Consolidated Financial Statements

Goodwill

Goodwill is recorded when the consideration paid for an acquisition exceeds the fair value of net tangible and intangible assets acquired. Goodwill is allocated to reporting units and tested for impairment on an annual basis or more frequently if the Company believes indicators of impairment exist. The Company has determined that there is one reporting unit for the purpose of performing its annual goodwill impairment test.

In testing for potential impairment of goodwill, the Company first compares the carrying value of assets and liabilities to their estimated fair value. If the estimated fair value is less than the carrying value, then potential impairment exists. The amount of any impairment is then calculated by determining the implied fair value of goodwill using a hypothetical purchase price allocation. Based on this assessment, the Company concluded that no goodwill impairment was necessary at either December 31, 2017 or 2016.

The amount of goodwill that is deductible for tax purposes is $3,700,000 as of December 31, 2017.

Foreign Currency Translation

The functional currency of the Company’s foreign subsidiaries are the local currencies in the foreign subsidiaries’ countries. Accordingly, all monetary assets and liabilities of these subsidiaries are translated at the current exchange rate at the end of the year, nonmonetary assets and liabilities are translated at historical rates, and revenue and expenses are translated at average exchange rates during the years ended December 31, 2017 and 2016. Net foreign currency transaction loss of $51,000 and $132,000 is included in other expense, net for the years ended December 31, 2017 and 2016, respectively.

Defined Contribution Retirement Plan

The Company’s 401(k) Plan (the 401(k) Plan) is a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the 401(k) Plan, participating U.S. employees may defer a portion of their pre-tax earnings, up to the IRS annual contribution limit. The Company has the option to provide matching contributions but has not done so to date.

Gain on Settlement of Accounts Payable

During the years ended December 31, 2017 and 2016, the Company entered into various settlement agreements whereby it made partial payments to 81 vendors in exchange for relief from accounts payable totaling $494,843 and $3,664,752, respectively. These amounts have been recorded as gain on settlement of accounts payable in the accompanying statements of operations and comprehensive loss in the period in which related settlement agreements were signed.

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SAY Media, Inc.

Notes to Consolidated Financial Statements

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, as a new Topic, Accounting Standards Codification (“ASC”) 606. The new revenue recognition standard relates to revenue from contracts with customers, which, along with amendments issued in 2015 and 2016, will supersede nearly all current U.S. GAAP guidance on this topic and eliminate industry-specific guidance. The underlying principle is to use a five-step analysis of transactions to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. Additionally, the new standard requires enhanced disclosures about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts, including revenue recognition policies to identify performance obligations, assets recognized from costs incurred to obtain and fulfill a contract, and significant judgments in measurement and recognition. For non-public entities, the amendment is effective for annual reporting periods beginning on or after December 15, 2018. Early adoption is permitted, but only for years beginning on or after December 15, 2017, which is the date on which the standard becomes effective for public companies. The Company is still evaluating the impact adoption of this standard will have on its financial position, results of operations, and cash flows.

On February 25, 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). Under its core principle, a lessee will recognize lease assets and liabilities on the balance sheet for all arrangements with terms longer than 12 months. Lessor accounting remains largely consistent with existing U.S. GAAP. For non-public entities, the amendments are effective for fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company is still evaluating the impact adoption of this standard will have on its financial position, results of operations, and cash flows.

3. Internal-Use Software

The balance of internal-use software consisted of the following as of December 31:

	2017	2016

Internal-use software	$7,699,792	$5,867,534
Less: accumulated amortization	(6,213,883)	(5,074,087)

Internal-Use Software, net	$1,485,909	$793,447

4. Commitments and Contingencies

Operating Leases

Rent expense for the years ended December 31, 2017 and 2016 was $554,741 and $929,258, respectively. The estimated future minimum rental payments required under the Company’s operating leases as of December 31, 2017 are as follows for the years ending December 31:

2018	$159,375
2019	163,125
2020	82,500

Total	$405,000

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SAY Media, Inc.

Notes to Consolidated Financial Statements

Contingencies

From time to time, the Company may become involved in litigation. Management is not currently aware of any matters that will have a material adverse effect on the consolidated financial position, results of operations, or cash flows of the Company.

5. Stockholders’ Equity and Rights and Preferences

The total number of shares the Company has the authority to issue is 230,000,000, consisting of 160,000,000 shares of Common Stock, $0.0001 par value per share, and 70,000,000 shares of Preferred Stock, $0.0001 par value per share. All 70,000,000 shares of Preferred Stock are designated “Series Alpha Preferred Stock.”

Common Stock

The Company has authorized 160,000,000 shares of voting $0.0001 par value common stock. Each holder of the common stock is entitled to one vote per common share. At its discretion, the Board of Directors may declare dividends on shares of common stock.

Series Alpha Convertible Preferred Stock

As of December 31, 2017, 70,000,000 shares are classified as Series Alpha convertible preferred stock (“Series Alpha Preferred Stock”).

On February 18, 2015, the Company entered into an agreement with a group of accredited investors to issue 66,091,416 shares of Series Alpha Preferred Stock at $0.0767 per share for proceeds of $5.07 million. On July 25, 2015, the Company issued an additional 9,776,724 shares of Series Alpha Preferred Stock to the same group of investors at $0.0767 per share for proceeds of $0.75 million. During the year ended December 31, 2015 19,107,374 shares of Series Alpha Preferred Stock converted to common stock at a rate of 50:1.

Voting - Each holder of Series Alpha Preferred Stock is entitled to vote on all matters and is entitled to the number of votes equal to the number of votes that would be accorded to the number of shares of common stock into which such holder’s preferred stock would be converted.

Dividends - Dividends are payable on the Series Alpha Preferred Stock, if and when declared by the Board of Directors consistent with common stock. In the event that the Company were to declare a dividend payable to holders of common stock, it must first declare a dividend payable to holders of Series Alpha Preferred Stock equal to an amount equal to $0.006137 per annum per share. No dividends have been declared to date.

Liquidation - In the event of any liquidation, dissolution, or winding up of the Company, the holders of the Series Alpha Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of Common Stock, an amount per share equal to the $0.2301384 per share plus any declared but unpaid dividends on such shares of Series Alpha Preferred Stock.

Redemption – Shares of Series Alpha Preferred Stock are not redeemable.

17

SAY Media, Inc.

Notes to Consolidated Financial Statements

6. Stock-Based Compensation

The Company’s Board of Directors has approved the 2015 Stock Plan. Under this stock option plan, the Board of Directors may grant up to 62,521,252 shares of incentive stock options, nonqualified stock options, or stock awards to eligible persons, including employees, nonemployees, members of the Board of Directors, consultants, and other independent advisors who provide services to the Company. In general, options are granted with an exercise price equal to the estimated fair value of the underlying common stock on the date of the grant. Options generally have a contractual life of ten years and vest over four years.

Valuation Method

The Company estimates the fair value of stock options granted using the Black-Scholes valuation model.

Expected Volatility

As the Company is privately held, there is no observable market for the Company’s common stock. Accordingly, expected volatility has been estimated based on the historical volatilities of several unrelated publicly traded companies within the Company’s industry that management considers to be comparable over a period equivalent to the expected term of the option grants.

Expected Dividend

The expected dividend assumption is based on the Company’s current expectations about its anticipated dividend policy.

Expected Term

The expected term of options represents the period that the Company’s stock-based awards are expected to be outstanding based on the simplified method provided in Staff Accounting Bulletin Topic 110, Certain Assumptions Used in Valuation Methods.

Risk-free Interest Rate

The Company bases the risk-free interest rate on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term.

Forfeitures

Management has adopted Accounting Standards Update No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, and accounts for forfeitures as they occur.

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SAY Media, Inc.

Notes to Consolidated Financial Statements

The fair value of the Company’s stock-based awards to employees during the years ended December 31, 2017 and 2016, was estimated using the following weighted-average assumptions:

	2017	2016
Volatility	75.0%	102.9%
Expected dividends	None	None
Expected term (in years)	6.02	6.02
Risk-free interest rate	2.12%	1.53%
Exercise price	$0.04	$0.02
Grant date fair value of options granted	$0.03	$0.01

Employee stock-based compensation expense of $74,707 and $237,678 for the years ended December 31, 2017 and 2016, respectively, is included in selling, general, and administrative expense in the consolidated statements of comprehensive loss.

The following table summarizes information about stock option activity for the year ended December 31, 2017:

	Outstanding Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term in Years

Balance, January 1, 2017	16,896,914	$0.30	8.44
Granted	3,247,760	$0.04
Exercised	(30,000)	$0.02
Forfeited	(1,622,800)	$0.11
Expired	(956)	$23.30

Balance, December 31, 2017	18,490,918	$0.27	7.86

Exercisable, December 31, 2017	14,180,851	$0.34	7.49

As of December 31, 2017, there was $71,599 of total unrecognized compensation expense related to stock options granted which is expected to be recognized over a weighted-average period of approximately 4 years.

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SAY Media, Inc.

Notes to Consolidated Financial Statements

7. Long-term Debt and Related Party Transactions

Total debt as of December 31, 2017 and 2016, consisted of the following:

	2017	2016

Opus Bank	$-	$25,238,149
Silicon Valley Bank	1,101,602	-
Vendor note	431,378	798,044
Related parties	6,460,000	1,500,000
Interest accrued as debt	184,816	1,612,986
Less: unamortized issuance costs and discount	(16,950)	(423,679)

Debt, total	$8,160,846	$28,725,500

Less: current portion	(6,210,000)	(27,075,500)

Debt, non-current portion	$1,950,846	$1,650,000

As of December 31, 2017, scheduled principal payments of long-term debt, including debt with related parties, were $1,967,797 and $6,210,000 in the years ending December 31, 2018 and 2019, respectively.

Opus Bank

The Company had a term note, an asset-based loan, and a revolving line of credit with Opus Bank as of December 31, 2016. As of December 31, 2016 the Company was in default on this debt. On June 29, 2017, the Company signed a payoff letter with Opus Bank wherein all outstanding amounts at that date were forgiven in exchange for a one-time payment of $1,350,000. The Company made the payment and recognized gain on extinguishment of debt of $26,076,301 as a result of the debt forgiveness, which is included as gain on forgiveness of debt in the accompanying 2017 statement of comprehensive income. All material interest expense reflected in the accompanying statements of operations and comprehensive income (loss) relates to the Opus Bank debt.

Unamortized debt issuance costs and debt discount related to the Opus Bank debt totaled $423,679 as of December 31, 2016. All remaining unamortized amounts were written off on June 29, 2017 in conjunction with the payoff letter described above.

Silicon Valley Bank

On September 9, 2017, the Company entered into a Loan and Security Agreement with Silicon Valley Bank (“SVB”) which provides for a revolving line of credit with an interest rate equal to the Prime Rate plus 3.00% (or plus 5.00% in the event of default), a borrowing limit of $2,500,000, and a cash collateral account with SVB of $100,000. As of December 31, 2017, the interest rate was 7.50%. The SVB debt has a maturity date of September 6, 2018.

The SVB debt includes various financial and nonfinancial covenants, including a liquidity ratio and a minimum quarterly adjusted EBITDA ratio, as defined in the agreement. The Company was out of compliance with these covenants at December 31, 2017 and this debt is classified as a current liability.

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SAY Media, Inc.

Notes to Consolidated Financial Statements

Debt issuance costs of $16,950 at December 31, 2017 relate to the SVB debt.

Vendor Note

On July 1, 2016 the Company entered into a promissory note with a vendor to settle outstanding accounts payable to that vendor. The note had a beginning principal balance of $983,063 (reduced to $851,946 via amendment on August 10, 2016) and bears interest at 2% per annum simple interest on the principal amount only.

Loans Payable to Related Parties

On February 15, 2017 the Company entered into a loan agreement with an entity controlled by a significant shareholder of the Company. The loan provides for advances based on the terms of the loan document and interest of 1% per annum. The loan matures on February 15, 2019. As of December 31, 2017 and 2016, respectively, outstanding principal was $6,210,000 and $1,250,000.

The Company also had a note payable directly to the same significant shareholder. This $225,000 note was dated August 11, 2015, bears interest at 20% per annum, and is due and payable upon demand since the maturity date of November 12, 2015.

The Company also has a note payable with a different related party. This $25,000 note was dated August 28, 2015, bears interest at 20% per annum, and is due and payable upon demand since the maturity date of November 12, 2015.

8. Income Taxes

The Company’s regular taxable income for both the year ended December 31, 2017 and 2016 was fully offset by the utilization of net operating loss carryforwards that reduced the Company’s regular taxable income to zero. $355,063 of income tax payable and income tax expense was recognized in the accompanying consolidated financial statements as of and for the year ended December 31, 2017 as a result of Alternative Minimum Tax payable for that year.

Total gross deferred tax assets as of December 31, 2017 and 2016 were $7,879,591 and $18,339,141, respectively. Total gross deferred tax liabilities as of December 31, 2017 and 2016 were $181,233 and $2,625, respectively. The most significant component of deferred tax assets are Federal and state net operating loss carryforwards, R&D tax credits, foreign tax credits, and temporary differences arising from internal-use software capitalization.

There were no unrecognized tax benefits as of December 31, 2017 or 2016.

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SAY Media, Inc.

Notes to Consolidated Financial Statements

As of December 31, 2017, the Company has remaining Federal and state net operating loss carryforwards of approximately $8,177,342 and $25,597,175, respectively. The Federal loss carryforward begins to expire in 2025 and the state carryforwards begin to expire in 2026.

Under Section 382 and 383 of the Internal Revenue Code of 1986, as amended (“Section 382”), a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses, or tax credits to offset future taxable income. The Company performed a Section 382 analysis based on an ownership change that occurred on February 18, 2015 and concluded that there are limitations on the utilization of the Company’s net operating loss carryforwards under Section 382. The study concluded that from a total of $126,550,309 net operating losses available as of February 18, 2015, $123,834,356 will expire under the rules of Section 382.

The Company has assessed its ability to realize its deferred tax assets as of December 31, 2017 and 2016. Despite the Company recording net income in the year ended December 31, 2017, based on a history of losses and uncertainties surrounding the Company’s ability to generate future taxable income to realize these deferred tax assets, the Company has determined it is more-likely-than-not that the net deferred tax assets are not fully realizable as of December 31, 2017 or 2016, and therefore a full valuation allowance has been recorded. The valuation allowance decreased by $9,230,405 and $27,009,831 during the years ended December 31, 2017 and 2016, respectively. The total valuation allowance was $9,262,471 and $18,336,516 at December 31, 2017 and 2016, respectively.

In December 2017, the Tax Cuts and Jobs Act (the “2017 Act) was enacted. The 2017 Tax Act includes a number of changes to existing U.S. tax laws that impact the company, most notably a reduction of the U.S. corporate income tax rate from 35 percent to 21 percent for tax years beginning after December 31, 2017. The 2017 Tax Act also provides for the acceleration of depreciation for certain assets placed in service after September 27, 2017 as well as prospective changes beginning in 2018, including additional limitations on executive compensation, limitations on the deductibility of interest and capitalization of research and development expenditures.

The company recognized the income tax effects of the 2017 Tax Act in its 2017 financial statements in accordance with Staff Accounting Bulletin No. 118, which provides SEC staff guidance for the application of ASC Topic 740, Income Taxes, in the reporting period in which the 2017 Act was signed into law. As such, the Company’s financial results reflect the income tax effects of the 2017 Tax Act for which the accounting under ASC Topic 740 is complete and provisional amounts for those specific income tax effects of the 2017 Tax Act for which the accounting under ASC Topic 740 is incomplete but a reasonable estimate could be determined.

Reduction of the U.S. Corporate Income Tax Rate

The Company measures deferred tax assets and liabilities using enacted tax rates that will apply in the years in which the temporary differences are expected to be recovered or paid. Accordingly, the Company’s deferred tax assets and liabilities were remeasured to reflect the reduction in the U.S. corporate income tax rate from the highest graduated tax 35 percent to a 21 percent flat tax, resulting in a net decrease of $5,151,431 in the gross deferred tax assets for the year ended December 31, 2017.

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SAY Media, Inc.

Notes to Consolidated Financial Statements

9. Subsequent Events

The Company has evaluated subsequent events through August 17, 2018, which is the date the consolidated financial statements were available to be issued, and did not identify any items that would require adjustment of the consolidated financial statements or additional disclosure, beyond those items identified below.

On March 9, 2018, the company entered an account sale and purchase with Sallyport Commercial Finance, LLC to increase working capital through accounts receivable factoring for 12 months with a $3,500,000 maximum facility limit. The combined interest and factoring fee rate under the agreement is 7.00% plus the greater of 4.50% or the prime rate.

On March 12, 2018, the company paid off the loan with Silicon Valley Bank in total in exchange for a payment of $846,767.

On August 4, 2018, theMaven, Inc., and the Company entered into an Amended & Restated Asset Purchase Agreement (the “APA”), pursuant to which theMaven plans to acquire substantially all of the assets of the Company and assume certain liabilities of the Company (the “Acquisition”).

Pursuant to the APA, theMaven shall (i) pay to the Company $5,887,072 in cash consideration at closing, up to $1,250,000 of which shall be paid by cancelling (x) a $1,000,000 Promissory Note of the Company dated March 26, 2018 previously issued to theMaven and (y) a $250,000 Promissory Note of the Company dated July 23, 2018 previously issued to theMaven, (ii) issue to the Company a secured promissory note in the principal amount of $7,434,003, due on December 10, 2018 (the “Note”), (iii) issue (A) 1,840,000 restricted shares of common stock of theMaven to the Company and (B) 160,000 restricted shares of common stock of theMaven, plus that number of convertible securities equal to $350,000 divided by the lowest price per share paid in theMaven’s then most recent equity financing, to Say What, LLC (“Say What”), in partial satisfaction of certain senior promissory notes issued by the Company to Say What, (iv) pay the Company’s legal fees and expenses in connection with the transaction, up to $250,000, (v) on or before October 15, 2018, deliver a Letter of Credit to the Company as partial security for theMaven’s obligations under the Note, (vi) reimburse the Company for its legal, accounting and other costs incurred in connection with the winding down and dissolution of the Company, in an aggregate amount not to exceed $300,000, and (vii) issue to certain employees and consultants of the Company who will continue to be service providers of theMaven, a further 2,000,000 restricted shares of Common Stock of theMaven.

The APA contains typical representations and warranties by the Company about its business, operations and financial condition. Consummation of the Acquisition is subject to certain customary closing conditions. TheMaven will have to obtain financing for the Letter of Credit in October 2018 and for the repayment of the Note in December 2018, and there can be no assurance that theMaven will be able to obtain the necessary funds on terms acceptable to it or at all.

Subject to the satisfaction or waiver of all closing conditions, theMaven expects to consummate the Acquisition by August 20, 2018. Should theMaven not be able to consummate the Merger by August 20, 2018 due to its inability to obtain the funds necessary to pay the requisite consideration, and the Company terminates the APA, theMaven shall be obligated to terminate the $1,250,000 Promissory Notes due to theMaven.

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